CONSULTING AGREEMENT

FRONTIER ENERGY CORP. AND KENNETH P. BOTTOMS

Frontier Energy Corp, (Frontier) and Kenneth P. Bottoms (Bottoms) hereby agree to the following terms and conditions. Frontier is represented by Robert Genesi (Chairman and CEO)

Frontier hereby offers a consulting agreement to Bottoms and Bottoms hereby accepts the opportunity to consult for Frontier. It is recognized that Bottoms, on verbal agreement, has provided prospects and consulted for Frontier in oil industry matters for two months prior to the date of this agreement.

Term: This consulting agreement shall remain in force for a period of 2 (two) years, i.e. December 1, 2006 to December 1, 2008, and will be renewed or modified on agreement of the parties hereto. Bottoms will report directly to the Chairman and CEO (Robert Genesi) in all matters relating to the consulting services provided.

Duties: Bottoms is a professional Geologist with a long history of successful exploration and has assembled numerous prime oil and gas prospects in the Rocky Mountain States. Bottoms agrees to make these prospects available to Frontier and to direct the Company's effort to acquire leases in the best prospect areas. Further, Bottoms will evaluate additional prospective areas to expand Frontier's program to acquire leases and appropriate drilling opportunities throughout the Rocky Mountain States. Prospects in Montana, Wyoming, Colorado and Kansas have been identified and recommendations for lease acquisitions are being made.

Compensation: Frontier agrees to the following compensation package:

1) Monthly Fee $10,000 payable on the first day of each month.
2) Frontier Common Stock Bonus (free trading) 200,000 shares.
3) Royalty of 1.00% on Frontier's interest in leases acquired.
4) $2,500 per month for office overhead and travel.
5) Bonuses on success at the discretion of Frontier.

With their signatures affixed below, this Agreement is certified by Parties.

Robert Genesi Chairman / CEO

[signature]

Frontier Energy Corp

Kenneth P. Bottoms

[signature] Ken Bottoms